Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated March 13, 2025 in the Post-Effective Amendment No. 2 to the Registration Statement on Form S-4 of USA Rare Earth, Inc., formerly known as Inflection Point Acquisition Corp, II (the “Company”) with respect to our audits of the financial statements of USA Rare Earth, Inc., formerly known as Inflection Point Acquisition Corp, II as of December 31, 2024 and 2023, and for the year ended December 31, 2024 and for the period from March 6, 2023 (inception) through December 31, 2023 appearing in the Prospectus, which is part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

April 21, 2025